UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  0)*

Jakks Pacific Inc
(Name of Issuer)
Common Stock (no par value)
(Title of Class of Securities)
47012E106
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 47012E106
1.Names of Reporting Persons. Dreman Value Management, LLC I.R.S. Identification Nos. Of Above Persons (entities only): 22-3499132
2.Check the Appropriate Box if a Member of a Group (See Instructions) (a)_____ (b)______
3.SEC Use Only
4.Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 220,667
6. Shared Voting Power 18,062
7. Sole Dispositive Power N/A
8. Shared Dispositive Power 1,309,319
9.Aggregate Amount Beneficially Owned by Each Reporting Person: 1,309,319
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
11.Percent of Class Represented by Amount in Row (9): 5.0%
12.Type of Reporting Person (See Instructions): IA

Item 1.

(a)  Name Of Issuer:  Jakks Pacific Inc

(b) Address of Issuer's Principal Executive Offices: 22619 Pacific Coast Highway Malibu, CA 90265 United States
Item 2. (a) Name of Person Filing: Dreman Value Management, L.L.C.
(b) Address of Principal Business Office or, if none, Residence: 777 South Flagler Dr., Suite 800 - West Tower, West Palm Beach, FL 33401
(c) Citizenship: Delaware
(d) Title of Class of Securities: Common Stock (no par value)
(e) CUSIP Number: 47012E106

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)           ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)           ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)           ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)           ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)           ☑ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)            ☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)           ☐ A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)           ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)            ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)            ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a)           Amount beneficially owned:  1,309,319

(b)           Percent of Class:  5.0%

(c)           Number of shares as to which the person has:

(i)            Sole power to vote or to direct the vote: 220,667

(ii)           Shared power to vote or to direct the vote: 18,062

(iii)          Sole power to dispose or to direct the disposition of:  N/A

(iv)          Shared power to dispose or to direct the disposition of: 1,309,319

Item 5.  Ownership of Five Percent or Less of a Class.

N/A

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

If this statement is being filed to report the fact that as of the date hereof, the reporting person is the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group.

N/A

Item 9.  Notice of Dissolution of Group.

N/A

Item 10.  Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2012
Date

Dreman Value Management, LLC
/s/ Yvonne I. Pytlik
Yvonne I. Pytlik for Dreman Value Management, LLC, Chief Compliance Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)